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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of November 2003

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: November 21, 2003
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols: AEM (NYSE)	For further information:
AGE (TSX)	Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES 2004 PRODUCTION ESTIMATES

Toronto, Canada (November 20, 2003) — Agnico-Eagle Mines Limited is today hosting research analysts and investors on a tour of the LaRonde minesite. The visit will focus on operations and will include an underground and mill tour. A regional exploration and development update will also be provided regarding the Company's projects and programs on the Cadillac-Bousquet Belt.

The Company has completed its mine planning process for 2004. As previously disclosed, the new mine plan was devised with an annual gold production target of 300,000 ounces. A summary of the estimated metal production and cash operating costs together with the material assumptions used in the Company's estimates for 2004 follows:

Ore processed (000's tons)	2,555
Daily throughput rate (tons)	7,000
Grades:
Gold (oz./t)	0.13
Silver (oz./t)	2.50
Zinc (%)	3.40
Copper (%)	0.60
Payable metal production:
Gold (ozs.)	300,000
Silver (000's ozs.)	4,700
Zinc (000's lbs.)	120,000
Copper (000's lbs.)	24,000
Minesite operating costs (C$/ton)	49-51
Total cash operating costs ($/oz.)	155-165
Assumptions:
Gold ($/oz.)	340
Silver ($/oz.)	5.00
Zinc ($/lb.)	0.40
Copper ($/lb.)	0.85
C$/US$ exchange rate	1.30

The Company undertook a comprehensive review of short-term and long-term production targets. Based on recent experience, a more conservative approach to reduce mining risk was taken, which is still expected to result in strong cash flows and low cash operating costs. LaRonde's total cash operating costs are expected to decline significantly in 2004 to a range of $155 to $165 per ounce, based on the assumptions and estimates above. The decline in total cash operating unit costs from those estimated for 2003 is attributable to the elimination of the El Coco royalty (over $50 per ounce in 2003) and higher gold and byproduct metal production as ore throughput increases to a steady state 7,000 tons per day.

The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	25
$0.50/oz. in silver	10
$0.05/lb. in zinc	14
$0.10/lb. in copper	4

LaRonde on Track for Fourth Quarter 2003 Production of 70,000 to 75,000 Ounces

The proportion of ore from the lower level mining horizons continued to increase in October to over 70% from 63% in the third quarter. Gold production was slightly above 24,000 ounces in October with cash operating costs within the previously announced range of $210 to $230 per ounce and total cash operating costs of $240 to $260 per ounce, including the El Coco royalty. October's gold production was in line with expectations and the Company expects to achieve its previously disclosed target of 70,000 to 75,000 ounces in the fourth quarter.

Regional Program Plans to be Announced in December

The Company intends to provide an update on its 2004 program for its pipeline of regional projects, including LaRonde II, Lapa and Goldex, in a separate press release in December. At that time, the cash dividend for 2004 is also expected to be set.

Forward Looking Statements

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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AGNICO-EAGLE PROVIDES 2004 PRODUCTION ESTIMATES